# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Planet Green Holdings Corp., CIK 0001117057
CUSIP: 72703U201
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 130-30 31ST AVE, SUITE 512, FLUSHING, New York (NY), 11354
Date of event which requires filing of this statement: 10/14/2025
Filed by CIK 0001775795
Persons authorized to receive notices and communications: Bin Zhou, 130-30 31st Ave,, Suite 512, Flushing, New York (NY), 11345, (718) 799-0380

## Reporting persons
- Bin Zhou (CIK 0001775795): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 2,594,200; shared voting power 0; sole dispositive power 2,594,200; shared dispositive power 0; aggregate amount beneficially owned 2,594,200 (27.65% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Name of issuer: Planet Green Holdings Corp.
Address of issuer's principal executive offices: 130-30 31ST AVE, SUITE 512, FLUSHING, New York (NY), 11354
Comment: This Amendment No. 7 to Schedule 13D ("Amendment No. 7") amends and supplements the information set forth in the Schedule 13D filed by Bin Zhou (the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on December 8, 2022 (together with this Amendment No. 7, the "Schedule 13D"). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the initial Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the previous information reported in the initial Schedule 13D. Items 3, 4 and 5 are hereby amended and restated in their entirety as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 14, 2019, pursuant to the terms of a share exchange agreement (the "SEA"), a subsidiary of the Issuer acquired all of the outstanding equity interests of Bozhuang, in exchange for the issuance of a total of 1,080,000 shares of Common Stock to the former shareholders of Bozhuang. As a former shareholder of Bozhuang and in exchange for his 90% of equity interests in Bozhuang, the Reporting Person received 972,000 shares of Common Stock.

On August 11, 2020, pursuant to the terms of a stock purchase agreement (the "SPA"), the Reporting Person purchased 650,000 shares of Common Stock from an existing stockholder of the Issuer at $2.6 per share for an aggregate purchase price of $1,690,000. The source of the fund was the personal funds of the Reporting Person.

On May 25, 2021, pursuant to the terms of a Share Purchase Agreement (the "SPA"), the Reporting Person purchased 1,320,000 shares of Common Stock from an existing stockholder of the Issuer at $2.5 per share for an aggregate purchase price of $3,300,000. The source of the fund was the personal funds of the Reporting Person.

On September 27, 2021, pursuant to the terms of a Share Purchase Agreement (the SPA"), the Reporting Person purchased 1,320,000 shares of Common Stock from an existing stockholder of the Issuer at $2.6 per share for an aggregate purchase price of $3,432,000. The source of the fund was the personal funds of the Reporting Person.

On July 22, 2022, pursuant to the terms of a Share Purchase Agreement (the SPA"), the Reporting Person purchased 4,800,000 shares of Common Stock from an existing stockholder of the Issuer at $1.5 per share for an aggregate purchase price of $7,200,000. The source of the fund was the personal funds of the Reporting Person.

On July 27, 2022, pursuant to the terms of a Share Purchase Agreement (the SPA"), the Reporting Person purchased 880,000 shares of Common Stock from an existing stockholder of the Issuer at $1.61 per share for an aggregate purchase price of $1,416,800. The source of the fund was the personal funds of the Reporting Person.

On December 7, 2022, pursuant to the terms of a Share Purchase Agreement (the "SPA"), the Reporting Person purchased 5,000,000 shares of Common Stock from an existing shareholder of the Issuer at $0.56 per share for an aggregate purchase of $2,800,000. The source of the fund was the personal funds of the Reporting Person.

On October 14, 2025, the Reporting Person was granted 1,100,000 shares of Common Stock at no cost under the Planet Green Holdings Corp. 2025 Equity Incentive Plan pursuant to the board resolution of the Issuer dated August 16, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The acquisition of securities set forth in the Schedule 13D filed on May 24, 2019, pursuant to the SEA, was to consummate the Issuer's acquisition of Bozhuang and to diversify the Issuer's business by adding the offering of Bozhuang's tea products. In connection with the acquisition of securities by the Reporting Person under the SEA, the Issuer appointed the Reporting Person as a director of the Issuer.

The acquisition of securities set forth in the Schedule 13D filed on September 1, 2020, pursuant to the SPA, was for investment purposes.

The acquisition of securities set forth in the Schedule 13D filed on May 26, 2021, pursuant to the SPA, was for investment purposes.

The acquisition of securities set forth in the Schedule 13D filed on September 27, 2021, pursuant to the SPA, was for investment purposes.

The acquisition of securities set forth in the Schedule 13D filed on July 27, 2022, pursuant to the SPA, was for investment purposes.

The acquisition of securities set forth in the Schedule 13D filed on December 8, 2022, pursuant to the SPA, was for investment purposes.

The acquisition of securities set forth in this Schedule 13D, pursuant to the board resolution of the Issuer, was for compensation of the Reporting Person.

Except as otherwise described above, there are no other current plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon the total 9,382,714 shares of Common Stock outstanding as of October 14, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole beneficial ownership of an aggregate of 1,100,000 shares of Common Stock, or approximately 27.65% of the outstanding shares of Common Stock. The Reporting Person has the sole power to vote, direct the vote, dispose or direct the disposal of these 2,594,200 shares of Common Stock.
Transactions in the class effected during the past sixty days: Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Signatures
- Bin Zhou: /s/ Bin Zhou, Bin Zhou (10/14/2025)